Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Brackets denote such omissions.

July 15, 2014

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 1, 2014
File No. 001-06523

Dear Ms. Ciboroski:

We have received and reviewed your letter dated July 2, 2014. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the comments and questions raised by the Staff. Terms used herein but not defined have the same meaning as in the referenced Form 10-K or Form 10-Q as applicable. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-Q for Quarterly Period Ended March 31, 2014

Executive Summary, page 4

Capital Management, page 5

1.
We note your disclosure that you applied an incorrect adjustment in the determination of regulatory capital related to the treatment of the fair value option adjustment for structured notes assumed in the Merrill Lynch & Co. Inc. acquisition in 2009, resulting in an overstatement of your historical regulatory capital ratios including in prior SEC filings and other regulatory reports. Additionally, on May 27, 2014, you filed an 8-K disclosing that a third party was engaged to perform certain procedures related to your 2014 CCAR resubmission process and controls regarding reporting and calculations of regulatory capital ratios, focusing on the periods ended September 30, 2013 and March 31, 2014, and that this review resulted in adjustments to your regulatory capital ratios for the period ended September 30, 2013. Lastly, we noted that on June 2, 2014 a spokesman for the company noted that you made an error in calculating the volume data you sent to FINRA regarding the equity volume transacted on your alternative trading system. In light of these errors noted in your SEC and other regulatory reporting, please provide us with the following additional information:

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission

Rule 83 confidential treatment request made by Bank of America Corporation

•
Tell us whether the identification of the regulatory capital ratio error and subsequent adjustments are indicative of the existence of one or more material weaknesses in internal control over financial reporting (ICFR), and, if so, whether any such material weaknesses also would have existed as of December 31, 2013;

Response: [***Redacted***]

•
To the extent you identified significant deficiencies in your original assessment of ICFR as of December 31, 2013, tell us the nature of cash, including the impacted component(s) of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework, and how you evaluated their severity individually and in the aggregate, including in aggregation with any deficiencies identified upon discovery of the above regulatory capital ratio error, if applicable; and

Response: [***Redacted***]

•
Upon discovery of the error related to alternative trading system volume in your regulatory reporting to FINRA, tell us the extent to which there may be common root causes to the errors in your regulatory capital ratio reporting that are relevant to the evaluation of the nature and severity of any deficiencies in ICFR (especially the control environment, risk assessment, or monitoring components of COSO).

Response: [***Redacted***]

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:    Bruce R. Thompson, Chief Financial Officer
Neil A. Cotty, Chief Accounting Officer
Gary G. Lynch, Global General Counsel and Head of Compliance and Regulatory Relations
Mark Casella, Partner, PricewaterhouseCoopers LLP